Netezza Corporation
200 Crossing Boulevard
Framingham, MA 01702
July 16, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Netezza Corporation Registration Statement on Form S-1 File No. 333-141522 Request for Acceleration
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Netezza Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-141522), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on Wednesday, July 18, 2007, or as soon thereafter as practicable.
     The Registrant hereby acknowledges that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Netezza Corporation
By:	/s/ Patrick J. Scannell, Jr.
	Name:	Patrick J. Scannell, Jr.
	Title:	Senior Vice President and Chief Financial Officer